JPMorgan Chase & Co.

August 2009
Pricing Sheet dated August 24, 2009 relating to
Preliminary Terms No. 13
Registration Statement No. 333-155535
Dated August 24, 2009
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in International Equities

Buffered PLUS Based on the Value of the iShares® MSCI EAFE Index Fund due August 31, 2011

Buffered Performance Leveraged Upside Securities℠

PRICING TERMS – August 24, 2009	
Issuer:	JPMorgan Chase & Co.
Maturity date:	August 31, 2011, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-2-A-I.
ETF Shares:	Shares of the iShares® MSCI EAFE Index Fund
Underlying Index:	MSCI EAFE® Index
Aggregate principal amount:	$2,584,800
Payment at maturity:	If final share price is *greater than* initial share price, for each $10 principal amount Buffered PLUS, $10 + leveraged upside payment *In no event will the payment at maturity exceed the maximum payment at maturity.* If final share price is *equal to* initial share price *or less than* initial share price but has decreased from initial share price by an amount less than or equal to the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, $10 If final share price is less than initial share price and has decreased from initial share price by an amount greater than the buffer amount of 10%, for each $10 stated principal amount Buffered PLUS, ($10 x share performance factor) + $1.00 *This amount will be less than the stated principal amount of $10 per Buffered PLUS. However, under no circumstances will the Buffered PLUS pay less than $1.00 per Buffered PLUS at maturity*
Leveraged upside payment:	$10 x leverage factor x share percent increase
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Initial share price:	$52.34, the closing price of one ETF Share on the pricing date, divided by the adjustment factor.
Final share price:	The closing price of one ETF Share on the valuation date
Adjustment factor:	Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. MS-2-A-I.
Valuation date:	August 26, 2011, subject to adjustment for certain market disruption events and as described under "Description of PLUS — Payment at Maturity" in the accompanying product supplement no. MS-2-A-I.
Buffer amount:	10%
Minimum payment at maturity:	$1.00 per Buffered PLUS (10% of the stated principal amount)
Share performance factor:	final share price / initial share price
Maximum payment at maturity:	$12.93 (129.30% of the stated principal amount) per Buffered PLUS.
Stated principal amount:	$10 per Buffered PLUS
Issue price:	$10 per Buffered PLUS (see "Commissions and Issue Price" below)
Pricing date:	August 24, 2009
Original issue date:	August 31, 2009 (5 business days after the pricing date)
CUSIP:	46625H217
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities Inc. ("JPMSI")

Commissions and issue price:	Price to Public(1)(2)	Fees and Commissions(2)(3)	Proceeds to Company
Per Buffered PLUS	$10	$0.225	$9.775
Total	$2,584,800	$58,158	$2,526,642

(1) *The price to the public includes the estimated cost of hedging our obligations under the Buffered PLUS through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-17 of the accompanying product supplement no. MS-2-A-I.*

(2) *The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Buffered PLUS purchased by that investor. The lowest price payable by an investor is $9.925 per Buffered PLUS. Please see "Syndicate Information" on page 5 of the accompanying preliminary terms for further details.*

(3) *JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.225 per $10 principal amount Buffered PLUS and used all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB"). See "Underwriting" beginning on page PS-43 of the accompanying product supplement no. MS-2-A-I.*

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Buffered PLUS are not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO. MS-2-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Terms No. 13 dated July 27, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209002959/e36048_fwp.pdf
Product supplement no. MS-2-A-I dated March 2, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209000921/e34698_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.